Exhibit 12

FORD MOTOR COMPANY AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

	2013	2012	2011	2010	2009
Earnings
Income before income taxes	$7,001	$7,720	$8,681	$7,149	$2,599
Add/(Deduct):
Equity in net income of affiliated companies	(1,069)	(588)	(500)	(538)	(195)
Dividends from affiliated companies	529	593	316	337	299
Fixed charges excluding capitalized interest	3,861	3,998	4,611	6,356	7,048
Amortization of capitalized interest	41	44	46	48	49
Earnings	$10,363	$11,767	$13,154	$13,352	$9,800

Fixed Charges
Interest expense	$3,689	$3,828	$4,431	$6,152	$6,790
Interest portion of rental expense (a)	172	170	180	204	258
Capitalized interest	18	4	31	21	28
Total fixed charges	$3,879	$4,002	$4,642	$6,377	$7,076

Ratios
Ratio of earnings to fixed charges	2.7	2.9	2.8	2.1	1.4
__________
(a) One-third of all rental expense is deemed to be interest.